Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. raises total of $18.1 million with debenture

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, June 30 /CNW/ - Claude Resources Inc. (CRJ.TSX: CGR.AMEX)
today announced that it has raised a total of $18,095,000 through its debenture offering. The final closing of the debenture, which took place on
June 30, 2008, added $700,000 to bring the total to $18.1 Million.
     "This is a key step in the execution of one of our Company's important strategies - minimizing share dilution going forward," stated Claude
Resources' President and Chief Executive Officer Neil McMillan. "The debenture proceeds enable Claude Resources to properly finance its production expansion at the Seabee mining operation and to continue the aggressive exploration program at the Madsen property at Red Lake, Ontario," added McMillan.
     Each of the 18,095 debenture units, which are priced at Cdn $1,000, include 100 warrants. Each warrant entitles the holder to acquire one common share in the capital of Claude Resources, at an exercise price of Cdn $1.60, until May 22, 2013. The debentures, which mature on May 23, 2013 and contain an early redemption feature, pay interest at a rate of 12.0% per annum with interest paid monthly and the principal paid on maturity.
     Finders' fees of up to 5% of the gross proceeds of the Offering are payable in cash or shares upon the closing of the Offering.
     The Offering was conditional upon the Company making an application to the Toronto Stock Exchange and using commercially reasonable efforts to list the Debentures and the Warrants on the Toronto Stock Exchange following the expiration of the hold period for the Debentures and the Warrants, as applicable. The Company made such application and is continuing to use commercially reasonable efforts to effect such listing.
     Net proceeds from the offering will be used for expenditures on the
Company's Seabee operations, for exploration of the Company's Madsen project in Red Lake, Ontario and for general corporate purposes.
     The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     Claude Resources Inc. is a gold exploration and mining company based in
Saskatoon, Saskatchewan. The Company's shares trade on the Toronto Stock
Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). The Company's
entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the ability of Claude Resources to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; or Rick Johnson, CA, Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:01e 30-JUN-08